

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 30, 2008

via U.S. mail

Mr. Ronald E. Smith
President
Deep Down, Inc.
15473 East Freeway
Channelview, Texas 77530

> **Re:** **Deep Down, Inc.**
> **Revised Schedule 14C**
> **Filed July 21, 2008**
> **File No. 0-30351**
>
> **Form 10-KSB/A**
> **Filed July 21, 2008**
> **File No. 0-30351**
>
> **Form 10-Q**
> **Filed July 21, 2008**
> **File No. 0-30351**

Dear Mr. Smith:

We have reviewed your response letter and your revised and amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A filed May 1, 2008 and Form 10-Q filed May 16, 2008

1.	We note your response to our previous comment 1 regarding your disclosure
controls and procedures. Please explain what controls and procedures you have
in place to prevent clerical errors of this magnitude from occurring again.

Schedule 14C filed June 16, 2008

General

2.	We note your response to our previous comment 2 and ask that you provide us,
in your response letter, the number of shares of common stock outstanding as of
December 31, 2007. If this number was greater than the number of shares of
common stock outstanding as of the Record Date, please explain what happened
to the shares in excess of the number outstanding as of the Record Date. We
may have further comment.

Executive Compensation, page 2

3.	We note in your response to our previous comment 5 that you stated that you
had amended your 10-KSB/A to be consistent with your Schedule 14C;
however, a review of your 10-KSB/A indicates that such amendments have not
occurred. Please explain or revise your 10-KSB/A.

	As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any questions regarding our comments.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Madison

Via facsimile
Robert Sonfield
(713) 877-1547